SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2003

SILICOM LTD.
(Translation of Registrant’s name into English)

8 Hanagar Street, Kfar Sava, Israel 44000
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

         Silicom Ltd. (the “Registrant”) will hold its General and Extraordinary Meeting of Shareholders on December 31, 2003 at 10:00 a.m. (Israel time) at the Registrant’s offices at 8 Hanagar Street, Kfar Sava 44000, Israel. In connection with the meeting, on or about November 25, 2003, the Registrant mailed to shareholders a Notice of General and Extraordinary Meeting and a Proxy Card. Attached hereto as Exhibits 1, 2 and 3 are, the Notice of General and Extraordinary Meeting, Proxy Statement and Proxy Card, respectively.

        This Form 6-K is being incorporated by reference in all effective registration statements filed by the Registrant under the Securities Act of 1933.

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM LTD. (Registrant) BY: /S/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Date: December 01, 2003

3

Exhibit 1

SILICOM LTD.
NOTICE OF GENERAL AND EXTRAORDINARY
MEETING OF SHAREHOLDERS
DECEMBER 31, 2003

        Notice is hereby given that a General and Extraordinary Meeting of Shareholders of Silicom Ltd. (the “Company”) will be held at the offices of the Company at 8 Hanagar Street, Kfar Sava 44000, Israel, on December 31, 2003, at 10.00 a.m., Israel time, for the following purposes:

    1.        To consider and act upon a resolution to ratify and approve the granting of options to Mr. Yeshayahu (‘Shaike’) Orbach, a member of the Board of Directors, and President and Chief Executive Officer of the Company.

    2.        To consider and act upon a resolution to amend the Company’s Articles of Association to reflect changes in the provisions authorizing the Company to indemnify and insure its officers and directors in compliance with the Companies Law – 1999.

    3.        To consider and act upon a resolution to approve the Company’s standard form of indemnification agreement for the directors and officers of the Company and to authorize and empower the Company to enter into such agreements with directors.

    4.        To consider and act upon a resolution to ratify and approve the Indemnification Agreement entered into by the Company and Ms. Paulette Eitan, a former Outside Director of the Company.

    5.        To consider and act upon a resolution to ratify and approve the Company’s Directors and Officers Insurance Policy, and any further extensions, renewals, extended discovery periods or increases to the policy, from time to time, as the Audit Committee and the Board of Directors deem necessary.

    6.        To appoint Somekh Chaikin, a member of KPMG Worldwide Organization, as the independent public accountants of the Company for the year ending December 31, 2003 and for the year commencing January 1, 2004, and to further authorize the Board of Directors to fix the remuneration of such auditors based on the volume and nature of their services in accordance with Israeli law.

    7.        To receive management’s report on the business of the Company for the year ended December 31, 2002.

        Shareholders of record at the close of business on November 20, 2003 will be entitled to notice of, and to vote at the meeting or any postponements or adjournments thereof. Shareholders who do not expect to attend the meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

        Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in the Proxy Statement. In the event that proxies are sent directly to the Company, they must be received at least 24 hours prior to the commencement of the meeting in order for the proxy to be qualified to participate in the meeting.

        The Company has filed its audited financial statements for the fiscal year ended December 31, 2002 through the SEC’s EDGAR system. In addition, the Company will be filing a Form 6-K with the SEC on or around the date of distribution of this notice to its shareholders which will be accompanied by (a) a Proxy Statement detailing the matters to be presented for approval at the upcoming meeting of the shareholders and (b) a copy of the form of Indemnification Agreement which is Appendix A to the Proxy Statement. You may request a copy of any of the above referenced documents, free of charge, by contacting the offices of the Company at 8 Hanagar Street, Kfar Sava 44000, Israel (telephone number: 972-9-764-4555, facsimile number: 972-9-765-1977), or through the SEC’s EDGAR system at http://www.sec.gov/edgar/searchedgar/webusers.htm by searching for such recent filings of the Company.

        In addition to the accompanying proxy card, please find enclosed a copy of the Consolidated Balance Sheet and Profit and Loss Statement of the Company for the year ending December 31, 2002.

November 23, 2003	By Order of the Board of Directors SILICOM LTD. BY: /S/ Avi Eizenman —————————————— Avi Eizenman Chairman of the Board of Directors

Exhibit 2

PROXY STATEMENT

SILICOM LTD.

8 Hanagar St.

Kfar Sava

Israel

GENERAL AND EXTRAORDINARY MEETING OF SHAREHOLDERS

December 31, 2003

        The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Silicom Ltd. (the “Company”) for use at the Company’s General and Extraordinary Meeting of Shareholders (the “Meeting”) to be held on December 31, 2003, or at any adjournment thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekels (“NIS”) 0.01 each, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such instructions, the Ordinary Shares represented thereby will be voted in favor of each of the resolutions described in this proxy statement.

        The Proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to the Company, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. The Company expects to solicit proxies by mail on or about November 25, 2003. Directors, officers and employees of the Company may also solicit proxies by telephone, facsimile and personal interview.

        The Company will bear the cost of the preparation and mailing of its proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne upon the Company. Only holders of record of Ordinary Shares at the close of business on November 20, 2003 are entitled to notice of, and to vote at, the Meeting (the “Record Date”). At the Record Date 4,125,300 Ordinary Shares were outstanding and entitled to vote. Each Ordinary Share is entitled to one vote on each matter to be voted at the Meeting. The Company’s Articles of Association do not permit cumulative voting for the election of directors or for any other purpose. Two shareholders present, personally or by proxy, representing 51% of the voting rights of the issued share capital of the Company, personally or by proxy, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until January 7, 2004 at 10:00 a.m. If a quorum is not present at the second meeting within half an hour from the time appointed for the meeting, subject to applicable law, any two or more shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

        Resolutions number, One (I), Four (IV) and Six (VI) proposed at the Meeting require the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolutions.

        Resolution number Two (II) proposed at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a special majority of seventy-five per cent (75%) of the votes actually cast with respect to such resolution, provided that if the total number of Ordinary Shares voted against such resolution by shareholders of the Company that do not have a “personal interest” (as such term is defined below) (a “Personal Interest”) in the resolution exceeds one per cent (1%) of the aggregate voting rights in the Company, such majority must include the affirmative vote of at least one-third of the votes of shareholders of the Company present in person or by proxy at the Meeting that do not have a Personal Interest in the resolution.

        For this purpose, “personal interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes any members of his/her immediate family or the spouse of any such members of his or her immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

        Resolutions number Three (III) and Five (V) proposed at the Meeting require the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided that if the total number of Ordinary Shares voted against such resolution by shareholders of the Company that do not have a Personal Interest in the resolution exceeds one per cent (1%) of the aggregate voting rights in the Company, such majority must include the affirmative vote of at least one-third of the votes of shareholders of the Company present in person or by proxy at the Meeting that do not have a Personal Interest in the resolution.

PRINCIPAL SHAREHOLDERS

        The following table sets forth, as of the Record Date, (i) certain information as to each person known to the Company to be the beneficial owner of more than 5% of the Ordinary Shares then outstanding and (ii) all directors and officers as a group:

Name of Shareholder	Shares Beneficially Owned on November 20, 2003(1)		Percent of Shares

Yehuda Zisapel	933,723	(2)	22.63%
Avi Eizenman	318,315	(3)	7.72%
Zohar Zisapel	860,906		20.87%
All directors and officers as a group (2 persons)	1,476,938	(4)	35.80%

(1)	For this purpose, “beneficial ownership” means voting or investment power with respect to Ordinary Shares or the right to acquire Ordinary Shares at any time within 60 days of the Record Date.

(2)	The total number of 933,723 shares, beneficially owned by Yehuda Zisapel, include options granted to him to purchase 95,000 Ordinary Shares pursuant to the Directors Share Incentive Plan (1994), which may be exercised at any time within 60 days of the Record Date.

(3)	The total number of 318,315 shares, beneficially owned by Avi Eizenman, include options granted to him to purchase 110,000 Ordinary Shares pursuant to the Directors Share Incentive Plan (1994), which may be exercised at any time within 60 days of the Record Date. In addition, 200,000 of such Ordinary Shares are held by a trustee for the benefit of Mr. Eizenman’s descendants and others.

(4)	All directors and officers as a group beneficially own options granted to them pursuant to the Directors Share Incentive Plan (1994) and the Share Option Plan (1993) to purchase an aggregate amount equal to 429,900 Ordinary Shares.

PROPOSAL I

APPROVAL OF A GRANT OF OPTIONS TO A

MEMBER OF THE BOARD OF DIRECTORS OF THE COMPANY

        Pursuant to the Companies Law – 1999 (the “Companies Law”), the terms of compensation of members of the Board of Directors require approval by each of the Audit Committee, Board of Directors and shareholders of the Company, in such order.

        On December 3, 2002, following the approval by our Audit Committee, the Board of Directors resolved to grant Mr. Orbach, a director of the Company, options to purchase 60,000 Ordinary Shares of the company at an exercise price of $0.55 per share pursuant to the Share Option Plan (1993). Half of the options are exercisable one year from the date of the grant and the remaining half are exercisable two-years from the date of grant.

        The shareholders of the Company are requested to adopt the following resolution:

        RESOLVED, that pursuant to the ratification of the Company’s Audit Committee and Board of Directors, the grant to Mr. Orbach of options to purchase 60,000 Ordinary Shares of the Company at an exercise price of $0.55 per share, is hereby ratified and approved.

        Ratification and approval of the option grant to Mr. Orbach by the shareholders requires the affirmative vote of a majority of the Ordinary Shares represented at the Meeting.

PROPOSAL II

AMENDMENT TO THE COMPANY’S ARTICLES OF ASSOCIATION

        In order to reflect changes in the Companies Law regarding the indemnification and insurance of the Company’s officers and directors, the Company believes it is necessary to amend its Articles of Association. These changes, as reflected in the text proposed below, broaden the instances in which companies can indemnify and insure their officers and directors. In particular, under the Companies Law, a company may indemnify an officer or director retrospectively, or provide a prior undertaking to indemnify an officer or director. The Company proposes that Article 122 of its Articles of Association be replaced in its entirety with the new article set forth in the following resolution.

        The shareholders of the Company are requested to adopt the following resolution:

        RESOLVED that Article 122 of the Company’s Articles of Association be replaced in its entirety with the following new article:

“122.	Exemption, Indemnity and Insurance

    (a)        Subject to the provisions of the Companies Law – 1999 as amended from time to time, and any regulations promulgated thereunder (the “Companies Law”), the Company may resolve in advance to exempt an Office Holder, as defined in the Companies Law, from all or any of his or her liability for damage in consequence of a breach of the duty of care vis-à-vis the Company.

    (b)        Subject to the provisions of the Companies Law, the Company may enter into a contract to insure the liability of an Office Holder therein for an obligation imposed upon him or her in consequence of an act done in his or her capacity as an Office Holder therein, in any of the following cases:

(1)	a breach of the duty of care vis-à-vis the Company or vis-à-vis another person;

(2)	a breach of the fiduciary duty vis-à-vis the Company, provided that the Office Holder acted in good faith and had reasonable basis to believe that the act would not harm the Company;

(3)	a monetary obligation imposed on him or her in favor of another person;

(4)	any other incident for which it is or shall be permitted to insure the liability of an Office Holder.

    (c)        Subject to the provisions of the Companies Law:

(1)	the Company may undertake in advance to indemnify an Office Holder for an obligation or expense as specified in article (d) below, imposed on him or her in consequence of an act done in his or her capacity as an Office Holder, including in consequence of an act done in his or her capacity as an officer of another company in the event such office is held on the Company’s behalf or on its request, provided that the undertaking is limited to types of events which in the Directors’ opinion may be foreseen at the time of giving the indemnity undertaking, and to an amount which the Directors have determined is reasonable in the circumstances of the case (hereinafter: an“Indemnification Undertaking”);

(2)	without derogating from the provisions of article (1) above, the Company may indemnify an Office Holder therein retroactively, for an obligation or expense as specified in article (d) below, imposed on him or her in consequence of an act done in his or her capacity as an Office Holder in the Company.

    (d)        The Indemnification Undertaking or indemnity, as mentioned in article (c) above, may be given for an obligation or expense as specified in sub-articles (d)(1) to (d)(3) below, imposed on the Office Holder in consequence of an act done in his or her capacity as an Office Holder in the Company, as follows:

(1)	a monetary obligation imposed on him or her in favor of another person pursuant to a judgment, including a judgment given in settlement or a court approved arbitrator’s award;

(2)	reasonable litigation expenses, including attorneys professional fees, incurred by the Office Holder or which he or she is ordered to pay by a court in proceedings filed against him or her by the Company or on its behalf or by another person, or in a criminal indictment of which he or she is acquitted, or in a criminal indictment in which he or she is convicted of an offence not requiring proof of criminal intent;

(3)	any other obligation or expense for which it is or shall be permitted to indemnify an Office Holder.”

        The ratification and approval of the resolution approving the amendment of the Company’s Articles of Association requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a special majority of seventy-five per cent (75%) of the votes actually cast with respect to such resolution, provided that if the total number of Ordinary Shares voted against such resolution by shareholders of the Company that do not have a Personal Interest in the resolution exceeds one per cent (1%) of the aggregate voting rights in the Company, such majority must include the affirmative vote of at least one-third of the votes of shareholders of the Company present in person or by proxy at the Meeting that do not have a Personal Interest in the resolution.

PROPOSAL III

FORM OF INDEMNIFICATION AGREEMENT FOR DIRECTORS AND OFFICERS

        Each of the Audit Committee and the Board of Directors has approved the basic form of agreement, attached hereto as Appendix A (the “Indemnification Agreement(s)”) for the indemnification of the officers and directors of the Company and their exemption from the duty of care, to the maximum extent permitted by law and the Company’s Articles of Association which among other terms, provides indemnification to the directors and officers of the Company for up to $3 million (in addition to any amounts paid out under an insurance policy) with respect to specified events in each case of indemnification. In addition, each of the Audit Committee and the Board of Directors has authorized and empowered the Company to enter into Indemnification Agreements to that effect. The shareholders of the Company are now being asked to approve the entering into of such Indemnification Agreements with Tsipi Kagan, a former Outside Director of the Company, Zohar Gilon, a former Outside Directors of the Company, its current directors and with its future directors who, upon their election to the Board of Directors, will automatically be entitled to indemnification from the Company under the Indemnification Agreement.

        The shareholders of the Company are requested to adopt the following resolution:

        RESOLVED to authorize and empower the Company to enter into the Indemnification Agreements (Appendix A to the Proxy Statement) for the indemnification of Tsipi Kagan, a former Outside Director of the Company, Zohar Gilon, a former Outside Director of the Company, its current directors and with its future directors who, upon their election to the Board of Directors, will automatically be entitled to indemnification from the Company under the Indemnification Agreement, and their exemption from the duty of care, to the maximum extent permitted by law and the Company’s Articles of Association, which among other terms, provides indemnification to the directors and officers of the Company for up to $3 million (in addition to any amounts paid out under an insurance policy) with respect to specified events in each case of indemnification.

        The ratification and approval empowering the Company to enter into the Indemnification Agreements with its directors requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided that if the total number of Ordinary Shares voted against such resolution by shareholders of the Company that do not have a Personal Interest in the resolution exceeds one per cent (1%) of the aggregate voting rights in the Company, such majority must include the affirmative vote of at least one-third of the votes of shareholders of the Company present in person or by proxy at the Meeting that do not have a Personal Interest in the resolution.

PROPOSAL IV

INDEMNIFICATION AGREEMENT WITH FORMER OUTSIDE DIRECTOR

        Each of the Audit Committee and the Board of Directors approved that, subject to approval of the Company’s shareholders, the Company may enter into an Indemnification Agreement with its directors which included Ms. Paulette Eitan, a former Outside Director of the Company, which among other terms, provides indemnification to Ms. Eitan for up to $2 million (in addition to any amounts paid out under an insurance policy) with respect to specified events in each case of indemnification. Ms. Eitan resigned from her position as the Company’s Outside Director on November 5, 2002. The Company’s shareholders are requested to consider and ratify the Indemnification Agreement with Ms. Eitan which will provide her with the indemnification and exemption provisions detailed therein for the period of her service to the Company as an Outside Director.

        The shareholders of the Company are requested to adopt the following resolution:

        RESOLVED to authorize and empower the Company to enter into the Indemnification Agreement for the indemnification of Ms. Paulette Eitan, a former Outside Director of the Company, and her exemption from the duty of care, to the maximum extent permitted by law and the Company’s Articles of Association, which among other terms, provides her with indemnification for the period of her term as an Outside Director of the Company for up to $2 million (in addition to any amounts paid out under an insurance policy) with respect to specified events in each case of indemnification.

        Ratification and approval empowering the Company to enter into the Indemnification Agreement with Ms. Paulette Eitan requires the affirmative vote of a majority of the Ordinary Shares represented at the Meeting.

PROPOSAL V

COMPANY’S DIRECTORS AND OFFICERS INSURANCE POLICY

        The Company’s Articles of Association provide that the Company may procure insurance for its officers and directors, provided that the Audit Committee approves the procurement of such insurance. In order to induce individuals to serve as directors and officers of the Company, it is critical that the Company maintain adequate directors and officers insurance. Therefore, the Company believes it is necessary to procure insurance for its directors and officers. The Company’s current Directors and Officers Insurance policy was in effect between May 1, 2000 and April 30, 2003 (the “D&O Insurance Policy”) and an extended discovery period of twelve (12) months was procured by the Company, pursuant to the approval and ratification of the Company’s Audit Committee and its Board of Directors, and will continue to remain in effect until April 30, 2004.

        The shareholders of the Company are requested to adopt the following resolution:

        RESOLVED to approve and ratify the procurement of the Company’s D&O Insurance Policy including the extended twelve (12) month discovery period and any further extensions, renewals, extended discovery periods or increases to the policy, from time to time, as the Company’s Board of Directors deem necessary.

        The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval and ratification of the resolution approving the procurement of the Company’s D&O Insurance Policy provided that if the total number of Ordinary Shares voted against such resolution by shareholders of the Company that do not have a Personal Interest in the resolution exceeds one per cent (1%) of the aggregate voting rights in the Company, such majority must include the affirmative vote of at least one-third of the votes of shareholders of the Company present in person or by proxy at the Meeting that do not have a Personal Interest in the resolution.

PROPOSAL VI

APPOINTING INDEPENDENT PUBLIC ACCOUNTANTS

        The Board of Directors has selected the accounting firm of Somekh Chaikin, a member of KPMG Worldwide Organization, as the independent certified public accountants of the Company for the year ending December 31, 2003. The Company’s management believes that the selection of Somekh Chaikin, as independent accountants, is appropriate and in the best interests of the Company and its shareholders. Somekh Chaikin performed the Company’s yearly audit for the fiscal years ended December 31, 2000, 2001 and 2002.

        The shareholders of the Company are requested to adopt the following resolution:

        RESOLVED, to ratify the appointment of Somekh Chaikin as the independent public accountants of the Company for the year ending December 31, 2003 and for the year commencing January 1, 2004, and to authorize the Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services.

        The appointment of Somekh Chaikin requires the affirmative vote of a majority of the Ordinary Shares represented at the Meeting.

        The Board of Directors unanimously recommends that the shareholders vote “FOR” the appointment of Somekh Chaikin as the independent public accountants of the Company .

REVIEW OF THE COMPANY’S BALANCE SHEET AS OF DECEMBER 31, 2002

AND THE CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR THEN ENDED

        At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s Consolidated Balance Sheet as of December 31, 2002 and the Consolidated Statement of Income for the year then ended. You may request a copy of the Company’s audited financial statements for the fiscal year ended December 31, 2002.

        Management is not aware of any other matters to be presented at the Meeting. If, however, any other matters should properly come before the Meeting or any adjournment thereof, the proxy confers discretionary authority with respect to acting thereon, and the persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.

        Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the proxy card sent to shareholders is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in this Proxy Statement.

ADDITIONAL INFORMATION

        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document we file at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. In addition, similar information concerning us can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850 USA. All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at www.sec.gov.

        As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. Also, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

By Order of the Board of Directors SILICOM LTD. BY: /S/ Avi Eizenman —————————————— Avi Eizenman CHAIRMAN OF THE BOARD OF DIRECTORS

Kfar Sava, Israel
Date: November 23, 2003

APPENDIX A

To:____________________________

Indemnification Agreement

Whereas	It is in the best interest of Silicom Ltd. (the “Company”) to retain and attract the most capable and talented persons as Officers (“Officers”) as defined in the Israel Companies Law – 1999 (the “Law”); and,

Whereas	The Company believes that in order to engage with such persons it must provide them with adequate protection through insurance, exemption and indemnification in connection with their service; and,

Whereas	You are or have been appointed an Officer of the Company, and in order to ensure your continuing service with the Company in the most effective manner, the Company desires to provide for your exemption and indemnification, to the fullest extent permitted by law and subject to the terms hereof; and,

Whereas	The shareholders of the Company intend to amend the Company’s Articles of Association (“Articles”) to provide for the indemnification of Officers to the fullest extent provided for under the Law

Whereas	The effectiveness of this agreement shall be subject to the adoption of the Articles by the Company as well as the necessary corporate approvals required under the Law.

NOW THEREFORE, THE PARTIES AGREE AS FOLLOWS:

1.	Exemption

1.1	Subject only to mandatory provisions of applicable law to the contrary, the Company hereby exempts you from your liability to any and all damage caused or to be caused to the Company as a result of a breach of your duty of care towards the Company.

1.2	The exemption shall not be valid with respect to any of the following:

1.2.1	Any liability, with respect to which you are entitled to receive payment under an insurance policy, other than amounts which are in excess of the payment you are entitled to receive as aforesaid;

1.2.2	Any liability, with respect to which you are entitled to receive indemnification hereunder.

2.	Indemnification

2.1	Subject only to mandatory provisions of applicable law to the contrary, the Company shall indemnify you for any obligation or expense specified in Sections 2.1.1 and 2.1.2 below, imposed on you in consequence of an act you performed in your capacity as Officer of the Company (“Indemnifiable Liabilities”), provided that the Company’s undertaking hereunder shall be limited to the types of events and the amount specified in Appendix “A” hereto.

2.1.1	any monetary obligation imposed on you in favor of another person by a judgment, including a judgment given in settlement or an arbitrator’s award that has been approved by a court; and

2.1.2	all reasonable litigation expenses, including advocates’ professional fees, incurred by you or which you were ordered to pay by a court, in a proceeding filed against you by the Company or on its behalf or by another person, or in any criminal indictment in which you are acquitted, or in any criminal indictment in which you were convicted of an offence which does not require proof of mens rea (criminal intent).

The above shall also apply to any obligation or expense specified in Sections 2.1.1 and 2.1.2 above imposed on you in consequence of your service as Officer of a subsidiary of the Company (as defined in the Securities Law — 1968) (“Subsidiary”) or in consequence of your service as Officer in an affiliated company (“Chevra Mesunefet”) (as defined in the Securities Law — 1968) (“Affiliate”). Regarding Section 2.1.2 above the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

2.2	The Company will not indemnify you for any Indemnifiable Liabilities with respect to which you are entitled to payment under an insurance policy or another indemnification agreement, other than amounts which are in excess of the amounts you are entitled to receive as aforesaid. Notwithstanding the above, the Company agrees to advance you any amount which you would be entitled to receive as payment under an insurance policy with respect to Indemnifiable Liabilities and you will thereafter be obligated to assign and/or reimburse the Company for any payment actually received by you directly or by the Company under such insurance policy with respect to such Indemnifiable Liabilities.

2.3	If legal proceedings that may give rise to Indemnifiable Liabilities are initiated against you (“Legal Proceedings”), the Company will make available to you, from time to time, the funds required to cover all expenses and other payments in connection with the Legal Proceedings, so that you will not be required to pay them.

2.4	If the Company pays to you or on your behalf any amount in accordance herewith, and it is thereafter established that you were not entitled to indemnification from the Company with respect to such amount, you will pay such amount to the Company upon the Company’s first request, and in accordance with the payment terms the Company determines.

3.	The Company will not indemnify you for any amount you may be obligated to pay in respect of:

3.1	A breach of your duty of loyalty, except, to the extent permitted by law, for a breach of a duty of loyalty to the Company, a Subsidiary or an Affiliate while acting in good faith and having reasonable cause to assume that such act would not prejudice the interests of the Company;

3.2	A willful breach of the duty of care or reckless disregard for the circumstances or to the consequences of a breach of the duty of care;

3.3	An action taken or not taken with the intent of unlawfully realizing personal gain or in the event of an intentional conflict of interest;

3.4	A fine or penalty imposed upon you for an offense; and

3.5	A counterclaim made by the Company or in its name in connection with a claim against the Company filed by you.

4.	Notices and Defense Against Suits

4.1	You shall notify the Company of any Legal Proceedings and of all possible or threatened Legal Proceedings as soon as you become aware thereof, and deliver to the Company, or to such person as it shall direct you, without delay, all documents you receive in connection with such proceedings.

4.2	The Company shall be entitled to assume your defense in respect of all Legal Proceedings and to use any attorney which the Company may choose for that purpose (except an attorney who is reasonably unacceptable to you).

4.3	You will fully cooperate with the Company and/or its attorney in every reasonable way as may be required, including, but not limited to, the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto so that you will not be required to pay the same or to finance the same yourself.

4.4	If the Company has notified you that it shall assume your defense with respect to a Legal Proceeding, it shall not indemnify you for expenses you incur in connection with such proceeding.

4.5	The Company shall have the right to settle or to turn to arbitration with respect to Legal Proceedings.

4.6	Notwithstanding the aforesaid, the Company shall not have the right to settle without your consent, not to be unreasonably withheld, unless the settlement in question is without admission of any responsibility or liability on your part and provides for a complete waiver of all respective claims against you.

4.7	The Company will have no liability or obligation to indemnify you in the case of a settlement or initiation of arbitration proceedings by yourself, without the Company’s prior written consent, which consent shall not be unreasonably withheld.

4.8	For the removal of doubt, the Company’s obligations hereunder shall not derogate from the Company’s ability to indemnify you retroactively for any payment or expense as provided in Sections 2.1.1 and 2.1.2 above, without limitation to the types of events and the amount specified in Appendix “A”.

4.9	For the removal of doubt, in the case of criminal proceedings the Company and/or the attorneys as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent. Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences that are not indemnifiable pursuant to this agreement and/or pursuant to law, without your consent. However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to this agreement and/or pursuant to law and provided however, that such financial arrangement does not deviate from the conditions precedent in this agreement.

5.	Validity

5.1	The Company’s obligations hereunder (including all annexes attached hereto) will continue after termination of your office/employment, provided that the cause of action of the Legal Proceedings, which led to Indemnifiable Liabilities, is based on your being or having been a Director or an Officer of the Company, and/or on your action or omission to act during your office/employment.

5.2	The Company’s obligations hereunder shall also apply to Indemnifiable Liabilities related to Legal Proceedings the cause of action of which is based on your action or omission to act prior to execution hereof.

5.3	This agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without application of the conflict of laws principles thereof.

5.4	Gender Use of the masculine pronoun shall be deemed to include usage of the feminine pronoun where appropriate.

5.5	This agreement cancels any preceding letter of indemnification that may have been issued to you.

5.6	The headings of the paragraphs of this agreement are inserted for convenience only and shall not be deemed to constitute part of this agreement or to affect the construction thereof.

5.7	This agreement is subject to an amendment of the Company’s current Articles of Association such that the section entitled “Indemnity and Insurance” will be replaced and amended by new provisions which allow for the maximum indemnification and insurance permitted under the Law. Following the adoption of the Articles, the Company will require the approval of the audit committee, the board of directors and the shareholders in connection with the execution of this agreement. This agreement shall in no way be binding on the Company prior to the receipt of all necessary corporate approvals required under the Law.

IN WITNESS WHEREOF the parties have signed this Indemnification Agreement in one or more counterparts on _______, 2002.

Silicom Ltd. By: —————————————— Title:

Accepted and agreed on__________:

________________________
Name:

APPENDIX “A”

1.	The Company’s obligation to indemnify you is limited to the following:

a.	Actions in connection with anything performed by the Company, its Subsidiaries and/or Affiliates’ affairs, in the ordinary course of business.

b.	Matters connected with investments of the Company and/or Subsidiaries and/or Affiliates thereof in other entities, including transactions entered and actions taken by you in the name of the Company and/or a Subsidiary and/or an Affiliate thereof as an Officer thereof, whether before or after the investment is made;

c.	Actions in connection with the merger, proposed merger, spin off or a corporate restructuring of the Company, a Subsidiary and/or an Affiliate thereof;

d.	Without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities or assets, and the division or consolidation thereof;

e.	Actions taken in connection with labor relations and/or employment matters in the Company, Subsidiaries and/or Affiliates thereof (including compensation for officials and employees of the Company).

f.	Actions taken in connection with corporate and business relations of the Company, Subsidiaries and/or Affiliates thereof, including with shareholders, officers, strategic partners, associates, customers, suppliers, independent contractors, and various service providers;

g.	Actions taken pursuant to or in accordance with the policies and procedures of the Company, Subsidiaries and/or Affiliates thereof, whether such policies and procedures are published or not.

h.	Actions taken pursuant to or in accordance with decisions of the board of directors or general meeting of the Company, or of its Subsidiaries or Affiliates.

i.	Actions taken in connection with the issuance of any type of securities of Company, or of its Subsidiaries or Affiliates, including, without limitation, the grant of options to purchase any of the same, or any other actions taken in connection with the Company’s capital raising efforts.

j.	The offering of securities by the Company and/or by a shareholder to the public and/or to private investors or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings.

k.	Occurrences resulting from the Company’s status as a public company, and/or from the fact that the Company’s securities were offered to the public and/or are traded on a stock exchange, whether in Israel or abroad;

l.	Actions taken in connection with the public relation and/or investor relation efforts of the Company, or of its Subsidiaries or Affiliates.

m.	Actions in connection with the testing of products developed by the Company, Subsidiaries and/or Affiliates, actions in connection with product liability as they relate to products developed by the Company, Subsidiaries and/or Affiliates or actions in connection with the distribution, sale, license or use of such products;

n.	Actions taken in connection with the intellectual property of the Company, Subsidiaries and/or Affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property including but not limited to any infringement by the Company, Subsidiaries and/or Affiliates on the intellectual property of a third party;

The total amount of indemnification for each case (including all matters connected therewith), shall not exceed US$ 3,000,000 (in addition to any amounts paid under an insurance coverage).

Exhibit 3

SILICOM LTD.

General and Extraordinary Meeting of Shareholders to be held on December 31, 2003

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT

        The undersigned shareholder of Silicom Ltd. (the “Company”) hereby appoints Ilan Erez, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated below, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the General and Extraordinary Meeting of Shareholders of the Company, to be held at the corporate offices of the Company at 8 Hanagar Street, Kfar Sava 44000, Israel on December 31, 2003, at 10:00 a.m., (local time), and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN.
IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS HEREIN.

Please mark your vote as in this example ☒

		YES	NO
THIS NOTICE IS VERY IMPORTANT! PLEASE READ THE DEFINITION BELOW PRIOR TO FILLING OUT THIS SECTION	Please indicate whether or not you have a PERSONAL INTEREST (as defined below) in each of the following proposals by marking an "X" in the appropriate box (YES/NO). If an X is not marked in either column, your vote in respect of those proposals will be
disqualified.	PROPOSAL NO. 2	☐	☐
	PROPOSAL NO. 3	☐	☐
	PROPOSAL NO. 5	☐	☐

Under the Israeli Companies Law – 1999, a “personal interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her immediate family or the spouses of any such members of his or her immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

	FOR	AGAINST	ABSTAIN
PROPOSAL NO. 1: APPROVAL OF A GRANT OF OPTIONS TO A DIRECTOR/OFFICER OF THE COMPANY	☐	☐	☐
PROPOSAL NO. 2: AMENDMENT TO THE COMPANY'S ARTICLES OF ASSOCIATION	☐	☐	☐
PROPOSAL NO. 3: APPROVAL OF FORM OF DIRECTOR AND OFFICER INDEMNIFICATION	☐	☐	☐
PROPOSAL NO. 4: APPROVAL OF INDEMNIFICATION AGREEMENT WITH FORMER OUTSIDE DIRECTOR	☐	☐	☐
PROPOSAL NO. 5: APPROVAL OF COMPANY'S D&O INSURANCE POLICY AND DISCOVERY PERIOD	☐	☐	☐
PROPOSAL NO. 6: APPOINTING INDEPENDENT PUBLIC ACCOUNTANTS	☐	☐	☐

The undersigned hereby acknowledges receipt of the Notice of the General and Extraordinary Meeting, revokes any proxy or proxies heretofore given to , 2003 vote upon or act with respect to the undersigned’s shares and hereby ratifies and confirms all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof.

(NAME OF SHAREHOLDER)	(SIGNATURE OF SHAREHOLDER)	(DATE)